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                             November 28, 2023

       Henry Monzon
       Chief Executive Officer
       Nocturne Acquisition Corporation
       P.O. Box 25739
       Santa Ana, CA 92799

                                                        Re: Nocturne
Acquisition Corporation
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed November 13,
2023
                                                            File No. 333-273986

       Dear Henry Monzon:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 27, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4, filed November 13, 2023

       Discounted Cash Flow Analysis, page 106

   1. We note your response to prior comment 4 and related new disclosures. Please revise to disclose the rationale
for assuming varying clinical budgets for 2023, 2024 and 2025 while assuming
operating expenses remain constant for the same period.
   2. We note your new disclosure stating that "projections of ten years are an industry standard for a DCF
Analysis." Revise to clarify the industry and state whether this is a belief of management.
Please also balance your disclosure related to the use of ten year projections here by
noting the uncertainty related to longer projections. For example, you disclose at page 114
that    Since the financial projections cover multiple years, such information by its
nature becomes less reliable with each successive year.
   3. We note the disclosure that "Newbridge relied on the Financial Projections prepared by
 Henry Monzon
Nocturne Acquisition Corporation
November 28, 2023
Page 2
       the Cognos management team that took into consideration, potential timing of U.S. FDA approval of its lead product, a commercialization and sales schedule, a clinical development budget, and certain capital raise assumptions." Please revise to clarify whether the referenced statement is referring to the assumptions used in the MCRA study or revise to disclose the respective referenced assumptions. Intellectual Property, page 194

4. We note your new disclosure that "[t]he Fraunhofer Institute has licensed certain intellectual property to us, and we are obligated to pay the Fraunhofer Institute a royalty fee on sales of products incorporating the licensed IP in certain territories, with a minimum license fee of EURO 35,000 per annum." Please expand on this description to include all the material terms of the license agreement, including a description of the intellectual property covered by the agreement, the term of the license and any termination provisions. Additionally, please file the license agreement with the Fraunhofer Institute as an exhibit to the registration statement or explain why you are not required to do so.
Exhibit Index, page II-4

5. We note that the opinions filed as Exhibits No. 5.1 and 8.1 to the Registration Statement
       appear to be unsigned. Please revise to include signed copies of the opinions.
General

6. We note your response to previous comment 12 and reissue the comment. Your response states that information regarding the third party market study performed by MCRA has been removed from the referenced "Market Opportunity" section on page
193. However,
       we note that there are still various references throughout the prospectus to the market study performed by MCRA which you commissioned. As such, please include a consent of MCRA, LLC pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement.
       Please contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                             Sincerely,

FirstName LastNameHenry Monzon                               Division of
Corporation Finance
                                                             Office of
Industrial Applications and
Comapany NameNocturne Acquisition Corporation
                                                             Services
November 28, 2023 Page 2
cc:       Yang Wang, Esq.
FirstName LastName